                   Securities and Exchange Commission

                         Washington, D.C.  20549

                                Form 11-K

                              Annual Report


                    Pursuant to Section 15 (d) of the
                     Securities Exchange Act of 1934

                 For Fiscal Year Ended December 31, 1994




A.         Full title of the plan:

                        PUTNAM INVESTMENTS, INC.
                     PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                    MARSH & McLENNAN COMPANIES, INC.
                       1166 Avenue of the Americas
                           New York, NY  10036

                        PUTNAM INVESTMENTS, INC.
                     PROFIT SHARING RETIREMENT PLAN


The Trustees of the plan currently are Gregory F. Van Gundy, Frank J. Borelli, and Francis N. Bonsignore. Mr. Van Gundy is General Counsel and Secretary of Marsh & McLennan Companies, Incorporated (MMC). Mr. Borelli is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Human Resources and Administration of MMC and has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The members of the Application Review Committee currently are Douglas B. Jamieson, Robert W. Burke, and Karen L. Kay. They are officers of Putnam Investments, Inc. or its subsidiaries. The business address of each Committee member is c/o Putnam Investments, Inc. One Post Office Square, Boston, MA 02109.

The financial statements of the Plan are included in this Form 11-K and consists of the statements of net assets available for plan benefits as of December 31, 1994 and 1993, and the statements of changes in net assets available for plan benefits for the years ended December 31, 1994, 1993, and 1992 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 28th day of June, 1995 by the undersigned thereunto duly authorized.

                                    PUTNAM INVESTMENTS, INC.
                                    PROFIT SHARING RETIREMENT PLAN

                                         By  /s/ Francis N. Bonsignore
                                             Francis N. Bonsignore
                                             Plan Administrator

INDEPENDENT AUDITORS' CONSENT

Putnam Investments, Inc. Profit Sharing Retirement Plan:

We hereby consent to the incorporation by reference in Registration Statement No. 2-65096 on Form S-8 of our report dated March 27, 1995, appearing in this Annual Report on Form 11-
K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the year ended December 31, 1994.


/s/ Deloitte & Touche LLP

June 26, 1995
Boston, Massachusetts

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
Financial Statements for the Years Ended
December 31, 1994, 1993 and 1992 and
Supplemental Schedules for the Year
Ended December 31, 1994 and
Independent Auditors  Report

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS                                            Page

INDEPENDENT AUDITORS' REPORT                                  1

FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Plan Benefits,
          December 31, 1994 and 1993                          2
     Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1994,
     1993 and 1992                                            3

     Notes to Financial Statements                          4-9

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1994:

     I - Item 27a - Schedule of Assets Held for Investment
     Purposes                                               10-11

     II - Item 27d - Schedule of Reportable Transactions     12

INDEPENDENT AUDITORS' REPORT
To the Trustees of
 Putnam Investments, Inc.
 Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's trustees. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

//Deloitte & Touche LLP//
March 27, 1995

PUTNAM INVESTMENTS, INC.
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1994 AND 1993

                                                             1994           1993
ASSETS:
  Investments, at fair value (Notes 1, 2, 3 and 6):
     The George Putnam Fund of Boston                 $ 7,748,222    $ 8,828,419
     Putnam Fund for Growth and Income                 10,930,792     12,529,306
     Putnam Voyager Fund                               13,420,804     13,753,676
     Putnam New Opportunities Fund                      9,618,393      8,328,314
     Putnam Money Market Fund                          19,159,740     15,113,221
     Equity Funds                                      33,575,010     32,289,904
     Bond Funds                                        14,763,408     19,044,753
     Guaranteed investment contracts                   13,247,011     11,408,537
     Marsh & McLennan Companies, Inc. common stock      1,362,006      1,271,968
     Participant loans                                  2,275,230      1,752,053
                                                      -----------    -----------
     Total investments                                126,100,616    124,320,151

     Employer contributions receivable (Note 2)         2,509,255      2,200,930
                                                      -----------    -----------
TOTAL ASSETS                                         $128,609,871   $126,521,081
                                                     ============   ============
NET ASSETS AVAILABLE FOR PLAN BENEFITS               $128,609,871   $126,521,081
                                                     ============   ============
See notes to financial statements.
/TABLE

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                          1994          1993          1992
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value of
      investments (Notes 1,4 and 6)             $  (5,705,087) $   7,867,469  $    778,203
    Dividend income                                 5,502,034      6,561,290     6,015,120
    Interest income                                 1,000,215        939,537     1,129,974
                                                -------------- -------------  ------------
        Total investment income                       797,162     15,368,296     7,923,297

  CONTRIBUTIONS
    Employer (Note 2)                               9,659,708      8,290,627     9,053,311
    Employee (Note 2)                               5,212,966      4,286,986     2,586,738
                                                -------------- -------------  ------------
        Total additions                            15,669,836     27,945,909    19,563,346

DEDUCTIONS - Benefits paid to participants         13,581,046      3,321,203     5,466,873
                                                -------------- -------------  ------------
NET INCREASE                                        2,088,790     24,624,706    14,096,473

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                               126,521,081    101,896,375    87,799,902
                                                -------------- -------------  ------------
  End of year                                   $ 128,609,871   $126,521,081  $101,896,375
                                                =============   ============  ============
See notes to financial statements.
/TABLE

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements of Putnam Investments, Inc. Profit Sharing Retirement Plan (the Plan ) have been prepared on the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

     Investments - Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the Plan year. Investments in insurance contracts are stated at contract value which equals cost plus interest accrued at the rate guaranteed by the issuer insurance company.

     Security transactions are recognized on a trade-date basis. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned. The change in the difference between fair value and the cost of investments, including realized gains and losses, is reflected in the statements of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

     Federal Income Taxes - The Plan obtained its latest determination letter on December 24, 1986 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements.

     Administrative Expenses - Expenses of the Plan have been paid by Putnam Investments, Inc. and its subsidiaries, but such payment is at their discretion.

2.   DESCRIPTION OF THE PLAN

     The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a) General - The Plan, as amended and restated January 1, 1989, is a defined contribution plan that is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code ) and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ( ERISA ).

     (b) Investment Programs - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

          (1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam Investments, Inc. acts as an investment adviser.

          (2) Any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate.

          (3)  Marsh & McLennan Companies, Inc. common stock.

          (4) Other investment options approved by the Board of Directors of Putnam Investments, Inc., the Trustees of the Plan, and the Chief Executive Officer of Marsh & McLennan Companies, Inc. There were no investments in this option at December 31, 1994, 1993 or 1992.

          Employer contributions and forfeitures must generally be allocated to not more than eight investments, with apportionments to be no less than 1% per investment.

          Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in (1), (2), (3) and/or (4), provided such elections are allocated to not more than eight authorized investments, with apportionments to be at least 1% to any one investment.

          With proper written notice, participants may elect to change their investment in either their participation or voluntary accounts twice during a fiscal quarter, not to exceed six investment changes per year.

     (c) Contributions - The Plan covers substantially all of the employees of Putnam Investments, Inc. and its subsidiaries that have adopted the Plan. Employer contributions are determined at the discretion of each company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Internal Revenue Code. Employer contributions, by company, for 1994, 1993 and 1992 were as follows:

         Employer Contributions                 1994       1993        1992

         Putnam Investments, Inc.           $919,027   $812,839    $844,831
         Putnam Investment Management, Inc.1,442,091  1,397,177   1,658,748
         The Putnam Advisory Company, Inc.
          and Subsidiary                   1,093,441    933,114     949,817
         Putnam Fiduciary Trust Company    4,256,166  3,625,466   4,335,253
         Putnam Mutual Funds Corp. and
           Subsidiary                      1,948,983  1,522,031   1,264,662
                                           ---------  ---------   ---------

         Total                            $9,659,708 $8,290,627  $9,053,311
                                          ========== ==========  ==========
/TABLE

     (c) Contributions (Continued) - Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions. Employee contributions, by company, for 1994, 1993 and 1992 were as follows:


          Employee Contributions                                       1994       1993 1992

          Putnam Investments, Inc.                               $  423,471 $  280,811$245,242
          Putnam Investment Management, Inc.                        720,936  1,275,263323,813
          Putnam Mutual Funds Corp. and Subsidiary                1,152,808    284,452305,472
          Putnam Fiduciary Trust Company                          2,401,132  1,457,0161,067,971
          The Putnam Advisory Company, Inc. and
            Subsidiary                                              514,619    989,444644,240
                                                                 ---------- -------------------
            Total                                                $5,212,966 $4,286,986$2,586,738
                                                                 ========== ===================



   (d)    Forfeitures - Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur.  Reallocation of forfeitures amounted to $488,291 in 1994,
          $1,317,892 in 1993 and $571,906 in 1992.

   (e)    Participant Accounts and Vesting - The Plan provides that the market value of investments in participant accounts shall be determined each quarter.  Unrealized appreciation or depreciation, equal to the difference between actual cost and the quoted market price of the investments at the applicable valuation date, is recognized in determining the value of each fund.  The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

          Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 1994 and 1993.

          An employee is not eligible to become a participant until the completion of twelve months of continuous service.
          Effective January 1, 1994, a participant must be employed on the last day of the Plan s fiscal year (December 31) to be eligible for their portion of the employer s contribution for that year. The vesting of participants, other than voluntary contributions, is as follows:

                                                           Vested
                                                         Interest

          Years of continuous service:
               Less than two                                 None
               Two but less than three                        25%
               Three but less than four                       50%
               Four but less than five                        75%
               Five or more                                  100%
               If a participant has reached age 60           100%


2. DESCRIPTION OF THE PLAN (CONTINUED)

   (e)    Participant Accounts and Vesting (Continued) -
          Participants are automatically fully vested in their voluntary contributions.

          Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than sixty days after the close of the fiscal year. The
          Plan allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each quarter.

   (f)    Salary Savings Contributions - It is the intention of the
          Trustees that the salary savings program be qualified under Section 401(k) of the Internal Revenue Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Investments into the various investment vehicles are at the discretion of the participant. The market value of assets relating to the salary savings program at December 31, 1994 and 1993 was $15,379,768 and $12,321,913, respectively.

   (g) Loans - Upon the approval of the loan committee, appointed by the Trustees, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2)
          50% of the vested balance of the participant's account.
          All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate consistent with area lending institutions personal loan rates. Loans outstanding at December 31, 1994 and 1993 were $2,275,230 and $1,752,053, respectively.

3. INVESTMENTS

   Investments that represent 5% or more of total Plan assets at December 31 are as follows:

                                                             1994

     Putnam Money Market Fund                               $19,159,740
     Putnam Voyager Fund                                    13,420,804
     The Putnam Fund for Growth and Income                  10,930,792
     Putnam New Opportunities Fund                          9,618,393
     The George Putnam Fund of Boston                       7,748,222
     Putnam Fiduciary Trust Co. Stable Value Fund           7,747,284

                                                             1993

     Putnam Money Market Fund                               $15,113,221
     Putnam Voyager Fund                                    13,753,676
     The Putnam Fund for Growth and Income                  12,529,306
     The George Putnam Fund of Boston                       8,828,419


4.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
     The net appreciation (depreciation) in fair value of each significant class of investments for the years ended December
     31 is as follows:

                                              1994      1993       1992

     Mutual Funds                       $(5,667,872)    $8,024,221       $621,572
     Marsh & McLennan Companies,
       Inc. common stock                  (37,215)       (156,752)        156,631
                                        ------------    ----------       --------
     Total                              $(5,705,087)    $7,867,469       $778,203
                                        ============    ==========       ========
5.   SUBSEQUENT DISTRIBUTIONS
     At December 31, 1994, terminated employees had requested
     distributions of the vested portion of their accounts totaling
     $451,216.  The source of these distributions by investment program is as follows:

     Source                                                 Amount

     Mutual funds                                         $411,902
     Guaranteed investment contracts                        39,314

6.  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                                                                              Participant - Directed
                                                 Putnam Fund
                                       George     for Growth                           New          Money         Equity
                                       Putnam     and Income        Voyager  Opportunities         Market          Funds
ADDITIONS
 Investment income:
 Net appreciation (depreciation)  $ (572,850)    $ (741,115)     $(536,544)      $ 215,602         $ --     $(1,610,991)

 Dividend income                      543,488        707,880        573,062         75,085        372,787      1,532,931

 Interest income                         --             --             --             --             --             --
                                  -----------    -----------     ----------     ----------     ----------   ------------
Total investment income (loss)       (29,362)       (33,235)         36,518        290,687        372,787       (78,060)

CONTRIBUTIONS:
 Employer                                --             --             --             --             --             --
 Employee                             107,058        575,818        698,640        589,159        545,352      1,623,613
                                  -----------    -----------     ----------     ----------     ----------   ------------
Total additions                        77,696        542,583        735,158        879,846        918,139      1,545,553

DEDUCTIONS - Benefits paid        (1,233,846)    (1,980,935)    (1,340,305)    (1,024,590)    (2,431,614)    (2,716,747)
                                  -----------    -----------     ----------     ----------     ----------   ------------
NET CHANGE PRIOR TO
 INTERFUND TRANSFERS              (1,156,150)    (1,438,352)      (605,147)      (144,744)    (1,513,475)    (1,171,194)

INTERFUND TRANSFERS                    75,953        160,162        272,275      1,434,823      4,422,942      2,456,300
                                  -----------    -----------     ----------     ----------     ----------   ------------
NET INCREASE (DECREASE)           (1,080,197)    (1,598,514)      (332,872)      1,290,079      2,909,467      1,285,106
NET ASSETS AVAILABLE
 Beginning of year                  8,828,419     12,529,306     13,753,676      8,328,314      8,406,660     32,289,904
                                  -----------    -----------     ----------     ----------     ----------   ------------
 End of year                       $7,748,222    $10,930,792    $13,420,804     $9,618,393    $11,316,127    $33,575,010
                                  ===========    ===========    ===========     ==========    ===========   ============
/TABLE

                                                              Nonparticipant - Directed
               Guaranteed         MMC
        Bond   Investment      Common  Participant                    Money
       Funds    Contracts       Stock        Loans       Other       Market       Total

$(2,421,974)      $ --      $(37,215)       $ --        $ --         $ --  $(5,705,087)

   1,474,690        --         44,791         --          --        177,320   5,502,034

      --          833,212       --         167,003        --           --     1,000,215
 -----------  -----------  ----------   ----------  ----------   ----------------------
   (947,284)      833,212       7,576      167,003        --        177,320     797,162

      --            --          --            --     2,509,255    7,150,453   9,659,708

     361,352      181,506      38,457         --          --        492,011   5,212,966
 -----------  -----------  ----------   ----------  ----------   ----------------------
   (585,932)    1,014,718      46,033      167,003   2,509,255    7,819,784  15,669,836

 (2,277,512)    (436,633)    (29,888)    (108,976)        --           --  (13,581,046)
 -----------  -----------  ----------   ----------  ----------   ----------------------
 (2,863,444)      578,085      16,145       58,027   2,509,255    7,819,784   2,088,790

 (1,417,901)    1,260,389      73,893      465,150 (2,200,930)  (6,682,732)        --
 -----------  -----------  ----------   ----------  ----------   ----------------------
 (4,281,345)    1,838,474      90,038      523,177     308,325    1,137,052   2,088,790

  19,044,753   11,408,537   1,271,968    1,752,063   2,200,930    6,706,561 126,521,081
 -----------  -----------  ----------   ----------  ----------   ----------------------
 $14,763,408  $13,247,011  $1,362,006   $2,275,230  $2,509,255   $7,843,613$128,609,871
 ===========  ===========  ==========   ==========  ==========   ======================

Equity Funds - Includes all funds, not listed separately, whose investments consist principally of equity securities.
Bond Funds - Includes all funds, not listed separately, whose investments consist principally of debt securities.

                                                             * * * * * *

                                                                  SCHEDULE I
PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
                                   Number of              Current
MUTUAL FUNDS:                         Shares       Cost     Value
The George Putnam Fund of Boston     600,172  7,995,634 7,748,222
The Putnam Fund for Growth and Income859,339 11,047,93510,930,792
Putnam Investors Fund                389,616  3,234,922 2,781,857
Putnam Income Fund                   330,523  2,288,548 2,138,487
Putnam Global Growth Fund            547,089  4,582,352 5,293,102
Putnam Vista Fund                    576,036  4,126,674 4,135,936
Putnam Voyager Fund                1,165,000 11,108,62713,420,804
Putnam Convertible Income-
 Growth Trust                        177,346  3,045,182 3,037,931
Putnam American Government
 Income Fund                          34,521    334,694   279,281
Putnam Asset Allocation - Growth      28,884    240,921   240,313
Putnam Asset Allocation - Balanced    38,438    326,092   316,733
Putnam Managed Income Trust           17,303    153,596   146,735
Putnam High Yield Advantage Fund     383,720  3,819,001 3,453,479
Putnam Federal Income Fund             3,723     37,826    34,585
Putnam Global Governmental
 Income Trust                        179,118  2,691,975 2,314,209
Putnam OTC Emerging Growth Fund      456,045  4,350,514 4,925,286
Putnam Adjustable Rate
 U.S. Government Fund                  5,037     55,919    50,719
Putnam Diversified Income Trust      100,140  1,236,663 1,124,575
Putnam Utilities Growth               76,366    706,984   667,437
 and Income Fund
Putnam Overseas Growth Fund           74,524    875,476   875,665
Putnam Asia Pacific Growth Fund      223,387  2,841,332 3,020,192
Putnam Dividend Growth Fund           78,422    768,849   742,653
Putnam Europe Growth Fund            154,639  1,771,800 1,903,609
Putnam New Opportunities Fund        380,625  7,570,647 9,618,393
Putnam Balanced Government Fund            1          7         7
Putnam Capital Appreciation Fund       5,600     59,402    59,977
Putnam Diversified Equity Fund         4,283     36,862    37,174
Putnam Money Market Fund          19,159,740 19,159,74019,159,740
Putnam Equity Income Fund            174,384  1,513,805 1,484,013
Putnam High Yield Trust              357,043  4,663,967 4,088,146
Putnam Health Sciences Trust          92,358  2,453,259 2,755,040
Putnam U.S. Government Income Trust   92,960  1,251,223 1,133,186
Putnam Natural Resources Fund         93,996  1,451,852 1,298,091
                                            ---------------------
  Total Mutual Funds                                  105,802,280    109,216,369
                                                      (continued)

                                                                    SCHEDULE I

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
                                                                     Number of                    Current
                                                                        Shares         Cost         Value
GUARANTEED INVESTMENT CONTRACTS
  Hartford Life, 8.50%, 1/31/96                                      4,324,658    4,324,658     4,324,658
  Principle Mutual Life Insurance Co.,5.00%,1/30/97                  1,175,069    1,175,069     1,175,069
  Putnam Fiduciary Trust Co. Stable Value Fund, 5.60%                7,747,284    7,747,284     7,747,284
                                                                                 ----------    ----------
Total Guaranteed Investment Contracts:                                           13,247,011    13,247,011

MARSH & McLENNAN COMPANIES, INC.                                        17,186    1,205,915     1,362,006
  COMMON STOCK

PARTICIPANT LOANS (Various maturities from 1995
  to 2004 at interest rates ranging from 7.5% to 12.75%)                 --       2,275,230     2,275,230
                                                                                 ----------    ----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                      $122,530,436  $126,100,616
                                                                               ============  ============

                                                                                              (Concluded)


                                                                  SCHEDULE II

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994

                          Purchase                  Sales
     Description     Number of              Number of
Dateof Investment  Transactions Principal Transactions  Principal

VariousPutnam Money
     Market Fund      15,845   $18,189,735     547     $14,143,215
